REQUIRED NOTES:

NOTE 1: Organization and Nature of Business Activities

Vooster (the "Company") is a C-Corp organized March 22 2017 in the state of Delaware The Company is primarily involved in Mobile Technology.

NOTE 2: Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

EXAMPLES OF NOTES THAT MAY APPLY:

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Risks and Uncertainties

As of March 22, 2017 to March 22, 2018 the Company has not commenced full scale operations nor generated significant operating revenue. The Company's activities since inception have consisted of formation activities, development, and efforts to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Rent

The Company occupies no offices so has no rent.

Income Tax

The Company is taxed as a C Corporation with any income subject to taxation at applicable federal rates.

The Company is subject to Income Tax in the State of Delaware The Company's 2017 Income Tax filing for the State of Delaware will be subject to inspection until 2024

Debt

The Company has no debts with any bank or person.

Subsequent Events

Management considered events subsequent to the end of the period but before March 22, 2017 the date that the financial statements were available to be issued.